Exhibit 99.3
Basic Information
Proposed Stock Option Exchange Program
Basic Information
•	With stockholder approval, we will have until April 2010 to begin the exchange program.

•	Once a date is set to begin the exchange, eligible employees will receive detailed information. So don’t worry — you will know everything you need to know to make a decision that’s right for you. Once the exchange begins, you will have 20 business days to decide whether to participate.

•	Which options are eligible for exchange? We have proposed exchanging options with exercise prices that are equal to or higher than the highest per share trading price of our stock in the 52 weeks prior to the start of the exchange. So eligible options will be determined when we set a date and begin the exchange.

•	Options granted within 12 months prior to the start of the exchange, and options that expire within 12 months following the completion of the exchange, will not be eligible.

•	Is anyone excluded from participating? Named executive officers for 2008 — John Donahoe, Bob Swan, Lorrie Norrington, Scott Thompson and Beth Axelrod — as well as our board members, are not allowed to participate in the exchange program. Former employees who still hold options also are excluded.

•	The actual exchange ratio between options and Restricted Stock Units (RSUs) will depend on, among other things, eBay’s share price at the time the exchange begins and the exercise price of the eligible options, and therefore may be different than the sample exchange ratios shown in the proxy statement, which are for illustrative purposes only. Those sample ratios are based on several assumptions, including having a $12 per share price at the start of the exchange.

•	We will issue RSUs having approximately 90 percent of the fair value of the stock options that are being exchanged. For example, at an illustrative eBay share price of $12 per share at the beginning of the exchange, an employee with eligible options set at an exercise price of $35 would be able to exchange 16.5 options for one RSU. Eligible options with an exercise price of $28 could be exchanged at a ratio of 12 options to one RSU. If an employee would receive less than 100 RSUs in exchange for all of their eligible options, the value will be paid in cash instead of RSUs (in countries where it is practical to do so).

•	Vesting of the RSUs will be determined based on the vesting of the options exchanged. RSUs will begin to vest as early as 12 months from the close of the exchange.

•	Outside of the United States, an option exchange may be subject to local regulations that will result in differences in how the exchange is executed. Whenever possible, we will follow the same approach in all countries. We always will do what makes the most sense for employees and the company. Eligible employees outside the United States will receive information about their local plan at the appropriate time.

Key legal disclosure

The option exchange described in this summary has not yet commenced. eBay will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange.

In connection with the proposal to be voted on by eBay’s stockholders with respect to the amendment of certain eBay equity incentive plans to permit the option exchange discussed in this summary, eBay has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. eBay stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the plan amendments, because they will contain important information about the proposal to be voted on by stockholders referenced in this summary.

eBay stockholders and option holders will be able to obtain the written materials described above and other documents filed by eBay with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by eBay with the SEC by directing a written request to: eBay Inc. 2145 Hamilton Avenue, San Jose, California 95125, Attention: Investor Relations.